August 21, 2008

FILED AS EDGAR CORRESPONDENCE
& VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jennifer Riegel

Re:	Skystar Bio-Pharmaceutical Company Registration Statement on Form S-1/A Filed July 17, 2008 File No. 333-150695

Dear Ms. Riegel:

On behalf of Skystar Bio-Pharmaceutical Company (the “Company” or “Skystar”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated July 30, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment No. 3”), containing revisions that have been made in response to the Staff’s comments.

FORM S-1/A

General

1.	Please revise your disclosure throughout the prospectus to confirm whether you will complete this offering if the securities are not approved for listing on the AMEX.

Response: As noted in Amendment No. 2, we expect the securities to be approved for listing on the AMEX immediately prior to the effective date of the Registration Statement. Thus, we will not complete this offering without such approval. We have revised our disclosure accordingly throughout Amendment No. 3.

Jennifer Riegel
Securities and Exchange Commission
August 21, 2008

Prospectus Summary, page 1

Lock-Up Agreements, page 7

2.
It appears from your response to prior comment 9 and your disclosure on pages 7 and 51 that you have two separate lock-up agreements. In addition, it appears that you have filed one of the lock-up agreements as Exhibit 10.7. Please file a copy of the other lock-up agreement as an exhibit.

Response:

We have filed a form of the lock-up agreement with those investors in our February 2007 private financing who hold less than 5% of our issued and outstanding common stock (or securities exercisable for or convertible into shares of our common stock) as Exhibit 10.8 to Amendment No. 3.

Summary Financial Information, page 8

Statements of Operations Data, page 8

3.
Please refer to your response to our prior comment 12. As previously requested, please tell us why basic and diluted net loss per share are different for the year ended December 31, 2007, since the effect of any common stock equivalent would be anti-dilutive considering your net loss position.

Response: Basic and diluted net loss per share are the same ($0.15) on a basic and fully diluted basis for the year ended December 31, 2007. We have revised our disclosure accordingly, as reflected on pages 8, F-31 and F-52 of Amendment No. 3.

Risk Factors, page 9

"Our products will be adversely affected if we are unable to protect proprietary rights ...." page 10

Jennifer Riegel
Securities and Exchange Commission
August 21, 2008

4.
We note your response to prior comment 18 as well as your disclosure on page 33 regarding DLV chicken vaccine that you will continue to enjoy exclusivity until such time that the vaccine is formally listed on the Chinese Pharmacopoeia by the Chinese Pharmacopoeia Commission. We also note that you do not know if and when such listing will occur. Please consider revising your risk factor to disclose this as an example of how you may be unable to protect your proprietary rights.

Response: We have revised our disclosure accordingly, as reflected on page 10 of Amendment No. 3.

"Legislative actions, higher insurance costs and potential new accounting pronouncements .... " page 18

5.
We note your disclosure on page 26 that you have entered into agreements with certain of your directors in which you agreed to include such directors as an insured on an officers and directors insurance policy which you will obtain in a reasonable time, Please update your disclosure in this risk factor accordingly. In addition, to the extent known, please state the amount of coverage and the cost, if material.

Response: We have revised our disclosure accordingly, as reflected on page 19 of Amendment No. 3. As of the date of this letter, we have not yet obtained directors’ and officers’ insurance, so we are unable to provide any information regarding the amount of coverage and cost.

"The improper issuance of our series "A" preferred stock .... " page 19

6.
We note the risk factor you have added regarding the purported issuance and designation of these shares. Please disclose whether or not you intend to correct the irregularity you describe. If true, please confirm that no certificate of designations has been filed and that you do not intend to file one.

Response: We hereby confirm that no certificate of designations has been filed and that we do not intend to file one. We have revised our disclosure accordingly, as reflected on pages 21 and 60 of Amendment No. 3. We also note that we previously disclosed our intention not file a certificate of designations in Amendment No. 2, in the description of the series “A” preferred stock in the “Description of Securities” section.

Jennifer Riegel
Securities and Exchange Commission
August 21, 2008

7.
As to the claims that may be asserted, please discuss what those claims could be and the potential ramifications of those claims being pursued successfully. For example, to what monetary damages might the purchaser be entitled? As a further example, might that purchaser be able to assert successfully that he or she has the right to obtain a substantial ownership interest in the company? Does this or would it affect shareholder actions taken since the date of the purported stock issuance or those in the future? Is there a possibility that the company might settle with this purchaser in exchange for new validly issued shares of common or preferred stock that could dilute the ownership and voting power of purchasers in the offering? Please revise accordingly.

Response: Because the issuance of stock is in essence a private contract, one potential claim is for breach of oral or written contract. Since the Nevada statute of limitations is six years for breach of a written contract and four years for breach of an oral contract, however, any such claim may be time-barred. Even assuming that such claim is not time-barred, we may have the affirmative defense of laches in that the delay of prosecution of such claim unfairly and materially prejudices our interests, especially considering the changes in control of our Company since the issuance of the series “A” preferred shares. Additionally, as Mr. Evans was also a principal of the Company at the time of issuance, a claim for breach of contract may be defective for inadequate or lack of consideration. Another claim may be for fraud based on an assertion that Mr. Evans was induced to provide services on any purported representation of the then board of directors in exchange for the series “A” preferred shares, which has a three-year statute of limitations in Nevada. Thus, such claim may also be time-barred. Moreover, given Mr. Evan’s roles with the Company at the time these shares were issued, the element of reliance on his part may be difficult to justify.

Should the holder of the series “A” preferred shares prevail on any of the potential claims described, we may be subject to restitution or other forms of monetary damages, although the amount is difficult to determine but may take into consideration the then and current fair market value of the series “A” preferred shares.

At the same time, we do not believe that the holder of these series “A” preferred shares can successfully assert a right to obtain ownership interest in our Company, substantial or otherwise. Because no certificate of designation was filed with the Nevada Secretary of State prior to their issuance, these shares not only do not have terms but are deemed invalidly issued under Nevada corporate law. More importantly, such invalidity is not correctable under applicable Nevada law even by a subsequent filing of a certificate of designation.

Based on all of the foregoing, we do not believe that we have any reason to settle with the holder of the series “A” preferred shares on any terms, including the issuance of new validly issued common or preferred shares that would dilute the ownership or voting power of the investors in the public offering.

We have revised our disclosure as appropriate, as reflected on page 21 of Amendment No. 3.

Jennifer Riegel
Securities and Exchange Commission
August 21, 2008

8.
As part of your evaluation of the potential effects of contingencies associated with the purported preferred stock issuance, please provide additional appropriate disclosure, as applicable, in the contingencies section of management's discussion and the contingencies and liabilities section of your financial statement notes.

9.
Response: In light of our analysis regarding the series “A” preferred shares as set forth in our response to Comment 7 above, we do not believe that additional disclosure is necessary in the contingencies section of our management's discussion and the contingencies and liabilities section of our financial statement notes.

Management, page 23

10.	Please confirm that you have provided all business experience for the past five years for each of Qiang Fan, Chengtun Qu and Shouguo Zhao.

Response: We hereby confirm that we have provided all business experience for the past five years for Mr. Qiang Fan, Dr. Chengtun Qu and Dr. Shouguo Zhao.

Certain Relationships and Related Transactions, page 44

11.
We note your response to prior comment 22 regarding the expense advance lent to Mr. Lu. We also note that the company has concluded its second fiscal quarter of 2008. Please revise your disclosure on page 44 to include the information provided in that response together with any update to the disclosure.

Response: We have revised our disclosure accordingly, as reflected on pages 56 and F-26 of Amendment No. 3.

Underwriting and Plan of Distribution, page 50

Unit Purchase Option, page 51

12.
Please refer to your response to our prior comment number 28. It is unclear how you have complied with our comment. As such, we reissue this comment and ask that you disclose the fair value of the Unit Purchase Option, along with the major assumptions used to value the instrument. Further, please tell us why you have determined the value of the option using a five year term, when your disclosure indicates that it expires after four years.

Response: We have our disclosure accordingly, as reflected on page 67 of Amendment No. 3. Additionally, we have revised our disclosure to reflect that the Unit Purchase Option has a five-year term.

*     *     *     *     *

Jennifer Riegel
Securities and Exchange Commission
August 21, 2008

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

Ryan S. Hong, Esq.